Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

Circuit City Stores, Inc.:

We consent to the use of our reports dated April 2, 2003, relating to the consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2003, and the related financial statement schedule, which reports are included, or incorporated by reference from the annual report to stockholders, in the February 28, 2003 annual report on Form 10-K of Circuit City Stores, Inc., which annual report is incorporated by reference in this Registration Statement on Form S-8 of Circuit City Stores, Inc.

/s/    KPMG LLP

Richmond, Virginia

September 22, 2003